Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP. Unaudited interim condensed consolidated financial statements as of September 30, 2020, June 30, 2020 and for the three-month periods ended September 30, 2020 and 2019.

BIOCERES CROP SOLUTIONS CORP.

INDEX

Unaudited interim condensed consolidated financial statements as of September 30, 2020, June 30, 2020 and for the three-month periods ended September 30, 2020 and 2019.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2020 and June 30, 2020	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three-month periods ended September 30, 2020 and 2019	F-5

Unaudited interim condensed consolidated statements of changes in equity for the three-month periods ended September 30, 2020 and 2019	F-6

Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended September 30, 2020 and 2019	F-8

Notes to the unaudited interim condensed consolidated financial statements	F-10

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2020, and June 30, 2020

(Amounts in US Dollars)

	Notes	09/30/2020	06/30/2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	29,988,636	27,159,421
Other financial assets	5.2	29,632,171	28,799,833
Trade receivables	5.3	70,624,681	73,546,633
Other receivables	5.4	8,070,367	4,770,672
Income and minimum presumed income taxes recoverable		115,268	112,220
Inventories	5.5	31,941,835	29,338,548
Biological assets	5.6	2,914,387	965,728
Total current assets		173,287,345	164,693,055

NON-CURRENT ASSETS
Other financial assets	5.2	359,611	322,703
Other receivables	5.4	1,851,552	1,703,573
Income and minimum presumed income taxes recoverable		7,043	6,029
Deferred tax assets		2,816,388	2,693,195
Investments in joint ventures and associates	11	24,944,434	24,652,792
Property, plant and equipment	5.7	42,002,253	41,515,106
Investment properties	5.8	2,420,478	-
Intangible assets	5.9	35,401,597	35,333,464
Goodwill	5.10	25,411,939	25,526,855
Right of use asset	17	987,102	1,114,597
Total non-current assets		136,202,397	132,868,314
Total assets		309,489,742	297,561,369

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2020, and June 30, 2020

(Amounts in US Dollars)

	Notes	09/30/2020	06/30/2020
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	5.11	54,732,583	57,289,862
Borrowings	5.12	62,013,941	63,721,735
Employee benefits and social security	5.13	4,892,774	4,510,592
Deferred revenue and advances from customers		2,127,478	2,865,437
Income tax payable		3,403,796	1,556,715
Government grants		587	1,270
Lease liabilities	17	519,906	665,098
Total current liabilities		127,691,065	130,610,709

NON-CURRENT LIABILITIES
Trade and other payables	5.11	452,654	452,654
Borrowings	5.12	56,741,223	41,226,610
Employee benefits and social security	5.13	-	534,038
Government grants		2,160	2,335
Joint ventures and associates	11	1,663,062	1,548,829
Deferred tax liabilities		16,631,486	16,858,125
Provisions		422,336	417,396
Private warrants	5.14	-	1,686,643
Convertible notes		44,388,834	43,029,834
Lease liabilities	17	344,678	444,714
Total non-current liabilities		120,646,433	106,201,178
Total liabilities		248,337,498	236,811,887

EQUITY
Equity attributable to owners of the parent		45,782,421	46,179,395
Non-controlling interests		15,369,823	14,570,087
Total equity		61,152,244	60,749,482
Total equity and liabilities		309,489,742	297,561,369

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended September 30, 2020 and 2019

(Amounts in US Dollars)

		Three-month period ended
	Notes	09/30/2020	09/30/2019
Revenues from contracts with customers	6.1	42,105,290	36,229,820
Government grants		604	21,838
Initial recognition and changes in the fair value of biological assets		249,367	-
Total		42,355,261	36,251,658
			-
Cost of sales	6.2	(23,112,642)	(20,345,074)
Research and development expenses	6.3	(1,024,212)	(1,203,739)
Selling, general and administrative expenses	6.4	(10,092,243)	(8,684,911)
Share of profit or loss of joint ventures and associates	11	239,712	57,547
Other income or expenses, net		5,190	104,968
Operating profit		8,371,066	6,180,449

Financial cost	6.5	(5,276,050)	(4,753,095)
Other financial results	6.5	(7,459,412)	(11,643,952)
Loss before income tax		(4,364,396)	(10,216,598)

Income tax	7	(2,005,866)	2,238,853
Loss for the period		(6,370,262)	(7,977,745)

Other comprehensive income (loss)		136,131	(13,400,646)
Items that may be subsequently reclassified to profit and loss		13,796	(17,706,445)
Exchange differences on translation of foreign operations from joint ventures		(76,438)	(4,335,170)
Exchange differences on translation of foreign operations		90,234	(13,371,275)
Items that will not be subsequently reclassified to loss and profit		122,335	4,305,799
Revaluation of property, plant and equipment, net of tax, of Joint ventures and associates (1)		14,135	561,721
Revaluation of property, plant and equipment, net of tax (2)		108,200	3,744,078
Total comprehensive loss		(6,234,131)	(21,378,391)

(Loss) profit for the period attributable to:
Equity holders of the parent		(6,971,558)	(7,050,377)
Non-controlling interests		601,296	(927,368)
		(6,370,262)	(7,977,745)
Total comprehensive (loss) profit attributable to:
Equity holders of the parent		(7,033,867)	(18,713,391)
Non-controlling interests		799,736	(2,665,000)
		(6,234,131)	(21,378,391)
Loss per share
Basic and diluted loss attributable to ordinary equity holders of the parent (3)	8	(0.1917)	(0.1952)
Weighted average number of shares
Basic (3)	8	36,367,953	36,120,517

(1) The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $4,712 and $276,669 for the three-month periods ended September 30, 2020 and 2019, respectively.

(2) The tax effect of the revaluation of property, plant and equipment was $36,067 and $1,248,027 for the three-month periods ended September 30, 2020 and 2019, respectively.

(3) For the three-month periods ended September 30, 2020 and 2019, diluted EPS was the same as basic EPS. See Note 8.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended September 30, 2020 and 2019

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2020	3,613	96,486,865	-	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants (Note 5.14)	260	7,765,410	(916,202)	-	-	-	-	-	-	6,849,468	-	6,849,468
Share-based incentives	-	-	-	316,703	-	-	-	-	-	316,703	-	316,703
Purchase of own shares	-	-	-	-	-	(529,278)	-	-	-	(529,278)	-	(529,278)
(Loss) profit for the period	-	-	-	-	-	-	(6,971,558)	-	-	(6,971,558)	601,296	(6,370,262)
Other comprehensive income or loss	-	-	-	-	-	-	-	(160,177)	97,868	(62,309)	198,440	136,131
09/30/2020	3,873	104,252,275	(916,202)	3,744,732	702,981	(560,184)	(25,584,670)	(43,358,378)	7,497,994	45,782,421	15,369,823	61,152,244

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended September 30, 2020 and 2019

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Share-based incentives	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2019	3,613	96,486,865	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Share-based incentives	-	-	797,705	-	-	-	797,705	-	797,705
Loss of the period	-	-	-	(7,050,377)	-	-	(7,050,377)	(927,368)	(7,977,745)
Other comprehensive income or loss	-	-	-	-	(15,107,653)	3,444,639	(11,663,014)	(1,737,632)	(13,400,646)
09/30/2019	3,613	96,486,865	797,705	(29,022,664)	(46,587,236)	7,707,894	29,386,177	12,128,003	41,514,180

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended September 30, 2020 and 2019

(Amounts in US Dollars)

	Notes	09/30/2020	09/30/2019
OPERATING ACTIVITIES
Loss for the period		(6,370,262)	(7,977,745)

Adjustments to reconcile profit to net cash flows
Income tax		2,005,866	(2,238,853)
Finance results		12,735,462	16,397,047
Depreciation of property, plant and equipment	5.7	534,655	520,406
Amortization of intangible assets	5.9	529,477	512,649
Depreciation of leased assets	17	93,167	123,066
Transactional expenses		700,000	-
Share-based incentive and stock options		316,703	797,705
Share of profit or loss of joint ventures and associates	11	(239,712)	(57,547)
Provisions for contingencies		36,321	(4,568)
Allowance for impairment of trade debtors		96,931	247,027
Allowance for obsolescence		192,170	212,499
Initial recognition and changes in the fair value of biological assets		(249,367)	-
Gain or loss on sale of equipment and intangible assets		(39,871)	30,891

Working capital adjustments
Trade receivables		(900,927)	23,018,580
Other receivables		(5,779,106)	(494,361)
Income and minimum presumed income taxes		596,708	314,391
Inventories		(5,124,373)	(7,590,725)
Trade and other payables		(5,511,875)	(19,675,509)
Employee benefits and social security		(254,546)	347,127
Deferred revenue and advances from customers		(1,236,992)	6,265,212
Government grants		(858)	(3,464)
Interest collected		974,461	354,463
Inflation effects on working capital adjustments		(606,310)	(5,691,964)
Net cash flows (used in)/ generated by operating activities		(7,502,278)	5,406,327

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended September 30, 2020 and 2019

(Amounts in US Dollars)

	Notes	09/30/2020	09/30/2019
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		41,930	10,324
Investment in financial assets		(525,903)	-
Purchase of property, plant and equipment	5.7	(1,067,553)	(619,678)
Acquisition of investment property		(561,746)	-
Capitalized development expenditures	5.9	(439,934)	(284,063)
Purchase of intangible assets	5.9	(282,452)	(14,247)
Net cash flows used in investing activities		(2,835,658)	(907,664)

FINANCING ACTIVITIES
Proceeds from borrowings		42,430,825	25,711,005
Repayment of borrowings, financed payments and interest payments		(29,818,977)	(34,550,950)
Increase in bank overdrafts and other short-term borrowings		1,909,507	6,036,121
Other financial proceeds or payments, net		97,897	(725,214)
Purchase of own shares		(529,278)	-
Leased assets payments		(158,985)	-
Warrants tender offer payments		(1,030,952)	-
Net cash flows generated by (used in) financing activities		12,900,037	(3,529,038)

Net increase in cash and cash equivalents		2,562,101	969,625

Inflation effects on cash and cash equivalents		(240,142)	(100,889)

Cash and cash equivalents as of beginning of the period	5.1	27,159,421	3,450,873
Effect of exchange rate changes on cash and equivalents		507,256	1,177,171
Cash and cash equivalents as of the end of the period	5.1	29,988,636	5,496,780

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Index
1. General information
2.	Accounting standards and basis of preparation
2.1.	Statement of compliance with IFRS as issued by IASB
2.2.	Authorization for the issue of the unaudited interim condensed consolidated financial Statements
2.3.	Basis of measurement
2.4.	Functional currency and presentation currency
2.5.	Changes in accounting policies
2.6.	Changes in accounting estimates and judgements
3.	New standards, amendments and interpretations issued by the IASB
4.	Seasonality
5.	Information about components of unaudited interim condensed consolidated statements of financial position
5.1.	Cash and cash equivalents
5.2.	Other financial assets
5.3.	Trade receivables
5.4.	Other receivables
5.5.	Inventories
5.6	Biological assets
5.7.	Property, plant and equipment
5.8.	Investment properties
5.9.	Intangible assets
5.10.	Goodwill
5.11.	Trade and other payables
5.12.	Borrowings
5.13.	Employee benefits and social security
5.14.	Private warrants
6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income
6.1.	Revenues
6.2.	Cost of sales
6.3.	R&D classified by nature
6.4.	Expenses classified by nature and function
6.5.	Finance results
7.	Taxation
8.	Earnings per share

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9. Information about unaudited interim condensed consolidated components of equity

9.1. Parent company investment

9.2. Share capital

9.3. Shares summary

9.4. Non-controlling interest

10. Cash flow information

11. Joint ventures and associates

12. Segment information

13. Financial instruments- risk management

14. Shareholders’ and other related parties’ balances and transactions

15. Key management personnel compensation 16. Share-based payments
17. Leases 18. Contingencies, commitments, and restrictions on the distribution of profits 19. Impact of COVID-19
20. Events occurring after the reporting period

F-11

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 31 countries, including Brazil, Paraguay, India, United States, Uruguay, Colombia, France and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.    Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the three-month period ended September 30, 2020 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2020.

2.2.    Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of September 30, 2020, June 30, 2020 and for the three-month periods ended September 30, 2020 and 2019 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on November 30, 2020.

2.3.    Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

•      Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•      Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.4.    Functional currency and presentation currency

a)    Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

F-12

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of September 30, 2019 and June 30, 2019 was 253.7102 and 225.5370, respectively.

The index as of September 30, 2020 and June 30, 2020 was 346.6207 and 321.9738, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

b)    Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c)    Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

2.5.    Changes in accounting policies

As mentioned in Note 5.8, the Group has accounted for an investment property. Investment property is land or a building (including part of a building) or both that is held to earn rentals or for capital appreciation or both. An example of investment property is land held for a currently undetermined future use and not held for sale in the ordinary course of business.

F-13

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The investment property was measured initially at cost. For subsequent measurement, the Group adopted the cost model as its accounting policy for investments properties.

Others accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2020.

2.6.    Changes in accounting estimates and judgments

There were no significant changes in accounting estimates and judgments with respect to the consolidated financial statements as of June 30, 2020.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

The following new standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting these standards:

Amendments to IFRS 16 - COVID-19 related Rent Concessions

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

The amendments are effective for financial years beginning on or after January 1, 2020.

These amendments are not expected to have material impact on the Group.

4.	SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

F-14

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.	Cash and cash equivalents

	09/30/2020	06/30/2020
Cash at bank and on hand	9,853,127	4,813,012
Mutual funds	20,135,509	22,346,409
	29,988,636	27,159,421

5.2.	Other financial assets

	09/30/2020	06/30/2020
Current
Restricted short-term deposits	5,028,973	4,390,458
US Treasury bills	7,920,705	7,768,410
Other investments	16,682,493	16,640,965
	29,632,171	28,799,833

	09/30/2020	06/30/2020
Non-current
Shares of Bioceres S.A.	320,235	321,705
Other marketable securities	39,376	998
	359,611	322,703

5.3.	Trade receivables

	09/30/2020	06/30/2020
Trade debtors	53,807,842	53,047,035
Allowance for impairment of trade debtors	(4,408,781)	(3,886,832)
Shareholders and other related parties (Note 14)	335,577	1,090,004
Allowance for impairment of shareholders and other related parties (Note 14)	(433)	(768)
Allowance for credit notes to be issued	(1,147,293)	(2,285,197)
Trade debtors - Joint ventures and associates (Note 14)	134,794	120,992
Discounted and deferred checks	21,902,975	25,461,399
	70,624,681	73,546,633

F-15

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.4.	Other receivables

	09/30/2020	06/30/2020
Current
Taxes	2,222,581	2,205,342
Other receivables - Other related parties (Note 14)	1,944	2,102
Other receivables - Parents companies and related parties to Parents (Note 14)	113,591	102,069
Other receivables - Joint ventures and associates (Note 14)	1,986,841	1,562,340
Prepayments to suppliers	3,012,226	379,914
Prepayments to suppliers - Shareholders and other related parties (Note 14)	195,689	81,737
Reimbursements over exports	29,079	29,077
Prepaid expenses and other receivables	211,018	128,650
Loans receivable	230,000	230,000
Miscellaneous	67,398	49,441
	8,070,367	4,770,672

	09/30/2020	06/30/2020
Non-current
Taxes	449,375	328,701
Reimbursements over exports	1,306,942	1,293,958
Miscellaneous	95,235	80,914
	1,851,552	1,703,573

5.5.	Inventories

	09/30/2020	06/30/2020
Agrochemicals	375,057	356,489
Seeds and grains	1,558,116	1,300,998
Microbiological resale products	12,613,369	13,486,668
Microbiological products produced	10,463,893	8,079,553
Goods in transit	869,470	1,292,239
Supplies	7,212,713	5,930,471
Allowance for obsolescence	(1,150,783)	(1,107,870)
	31,941,835	29,338,548

5.6.	Biological assets

	09/30/2020	06/30/2020
Biological assets	2,914,387	965,728
	2,914,387	965,728

HB4® Program

Bioceres’ HB4® Program is an identity-preserved production system for growing drought-tolerant soybean and wheat. It has multiple objectives, which include expanding Bioceres’ seed inventories, allowing growers to field test Bioceres’ HB4® technology, providing fields for product demonstrations and validating the products’ regional positioning.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

HB4® seed varieties produced through the program will be commercialized as an integrated product, the EcoSeed®. The seed treatment process to produce EcoSeeds utilizes customized microbial solutions for seed nutrition and protection, including biological fungicides. For soybean EcoSeed products, nitrogen fixing bacteria (inoculants) are also integrated, including stress-tolerant formulations that are also optimized for drought-prone agricultural areas.

In addition to providing EcoSeeds for planting, the HB4 program comprises Bioceres’ next-generation crop nutrition and protection technologies for growing EcoWheat® and EcoSoy®, The HB4 program also includes digital apps that give growers access to satellite-based images and data for monitoring crop health, soil conditions and weather, information that helps optimize crop yields. On top of generating extensive and detailed datasets from each grower’s HB4 production fields that are monitored via these digital apps, Bioceres is applying and leveraging data science and blockchain technology to other areas of agriculture’s value chain, such as crop storage, logistics and processing, in order to guarantee HB4 identity and complete farm-to-fork traceability.

The identity-preserved HB4 Program to produce EcoSeeds utilizes service contracts with growers who are committed to preserving the identity of the HB4 crop under a full-seed production offtake agreement, which includes best environmental farming practices, such as no-till agriculture. Under these agreements, Bioceres contributes EcoSeed and the other aforementioned goods to growers for a pre-agreed price (based on prevailing market prices), which are deduced from the service fees to paid to growers at the time of harvest for the seed multiplication services provided.

Joint operation with Espartina S.A.

On September 1, 2020, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. Rizobacter corresponds to 4.5% and Espartina to 95.5%. The in-kind contributions made during the period amount to $261,619 (Note 14). Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

Changes in biological assets

	Soybean	Corn	Wheat	Barley	HB4 Wheat	Total
Beginning of the period	105,101	271,754	45,639	34,050	509,184	965,728
Initial recognition and changes in the fair value of biological assets	-	73,267	151,863	24,237	-	249,367
Decrease due to harvest / disposals	(97,199)	(118,943)	-	(31,490)	-	(247,632)
Costs incurred during the period	-	-	231,023	40,811	1,725,754	1,997,588
Exchange differences	(7,902)	(20,431)	(18,237)	(4,094)	-	(50,664)
Period ended September 30, 2020	-	205,647	410,288	63,514	2,234,938	2,914,387

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.7.	Property, plant and equipment

Property, plant and equipment as of September 30, 2020 and June 30, 2020 included the following:

	09/30/2020	06/30/2020
Gross carrying amount	55,441,057	54,527,392
Accumulated depreciation	(13,438,804)	(13,012,286)
Net carrying amount	42,002,253	41,515,106

1.    Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 09/30/2020	Net carrying amount 06/30/2020
Office equipment	211,618	188,280
Vehicles	1,763,098	1,149,455
Equipment and computer software	30,306	32,448
Fixtures and fittings	3,577,727	3,679,075
Machinery and equipment	5,299,367	5,449,233
Land and buildings	29,634,436	29,746,076
Buildings in progress	1,485,701	1,270,539
Total	42,002,253	41,515,106

2.       Gross carrying amount as of September 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	579,882	34,754	-	-	(2,884)	-	611,752
Vehicles	2,977,542	760,464	-	(56,338)	(14,608)	-	3,667,060
Equipment and computer software	465,679	3,107	-	-	(1,208)	-	467,578
Fixtures and fittings	5,480,431	-	-	-	(26,135)	-	5,454,296
Machinery and equipment	9,054,701	48,202	-	-	(75,265)	-	9,027,638
Land and buildings	34,698,618	-	-	-	(120,985)	149,399	34,727,032
Buildings in progress	1,270,539	221,026	-	-	(5,864)	-	1,485,701
Total	54,527,392	1,067,553	-	(56,338)	(246,949)	149,399	55,441,057

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.         Accumulated depreciation as of September 30, 2020 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals / Reclassifications	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	391,602	-	9,709	(1,177)	-	400,134
Vehicles	1,828,087	(54,279)	139,019	(8,865)	-	1,903,962
Equipment and computer software	433,231	-	5,782	(1,741)	-	437,272
Fixtures and fittings	1,801,356	-	84,156	(8,943)	-	1,876,569
Machinery and equipment	3,605,468	-	139,300	(16,497)	-	3,728,271
Land and buildings	4,952,542	-	156,689	(21,767)	5,132	5,092,596
Total	13,012,286	(54,279)	534,655	(58,990)	5,132	13,438,804

4.	Gross carrying amount as of September 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	629,119	10,609	-	-	(103,437)	-	536,291
Vehicles	3,604,537	-	(447,132)	(75,781)	(472,735)	-	2,608,889
Equipment and computer software	955,657	-	(363,173)	-	(164,232)	-	428,252
Fixtures and fittings	6,438,430	1,237	(384,766)	-	(1,099,340)	-	4,955,561
Machinery and equipment	10,233,501	355,096	-	-	(1,976,892)	-	8,611,705
Land and buildings	34,530,114	3,145	-	-	(5,782,697)	4,981,517	33,732,079
Buildings in progress	668,614	249,591	-	-	(118,386)	-	799,819
Total	57,059,972	619,678	(1,195,071)	(75,781)	(9,717,719)	4,981,517	51,672,596

5.	Accumulated depreciation as of September 30, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Disposals/ Transfers	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	415,682	-	8,231	(69,573)	-	354,340
Vehicles	1,818,836	(238,516)	56,779	(255,566)	-	1,381,533
Equipment and computer software	832,185	(312,192)	4,835	(136,405)	-	388,423
Fixtures and fittings	1,701,034	(202,002)	73,338	(286,940)	-	1,285,430
Machinery and equipment	3,896,810	-	221,154	(669,094)	-	3,448,870
Land and buildings	4,560,877	-	156,069	(725,724)	(10,588)	3,980,634
Total	13,225,424	(752,710)	520,406	(2,143,302)	(10,588)	10,839,230

The depreciation charge is included in Notes 6.3 and 6.4.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Revaluation of property, plant and equipment

At a minimum, the Group updates its assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), considering the most recent independent valuations and market data. As of September 30, 2020, the Group reviewed these valuations in order to determine the variations between the fair values and their book value, taking into consideration the valuations made in June 2020. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates. All resulting fair value estimates for land and buildings are classified as Level 3 and are consistent with the methodology disclosed in the annual financial statements.

5.8.	Investment properties

On August 28, 2020, our subsidiary Rizobacter Do Brasil LTDA signed an agreement to acquires lands from some customers whose credit amount due to this subsidiary had already expired. The consideration for payment included the cancelation of customers’ credit amount of $0.9 million and $1.4 million in cash installments. As of September 30, 2020, the first two installments were already paid for a total amount of $0.6 million.

Investment properties as of September 30, 2020 and June 30, 2020 included the following:

	09/30/2020	06/30/2020
Gross carrying amount of land	2,420,478	-
	2,420,478	-

The carrying value of investment properties does not differ significantly from its fair value.

5.9.	Intangible assets

Intangible assets as of September 30, 2020 and June 30, 2020 included the following:

	09/30/2020	06/30/2020
Gross carrying amount	43,389,197	42,832,837
Accumulated amortization	(7,987,600)	(7,499,373)
Net carrying amount	35,401,597	35,333,464

1.	Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 09/30/2020	Net carrying amount 06/30/2020
Seed and integrated products
Soybean HB4 and breeding program	7,785,037	7,345,923
Ecoseed integrated products	2,286,868	2,296,955
Crop nutrition
Microbiological products	2,625,098	2,503,631
Other intangible assets
Trademarks and patents	6,208,356	6,374,782
Software	621,799	686,965
Customer loyalty	15,874,439	16,125,208
Total	35,401,597	35,333,464

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2. Gross carrying amount as of September 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4 and breeding program	7,345,923	439,934	-	(820)	7,785,037
Ecoseed integrated products	2,296,955	-	-	(10,087)	2,286,868
Crop nutrition	-
Microbiological products	3,867,593	246,385	-	(16,272)	4,097,706
Other intangible assets	-
Trademarks and patents	8,432,746	-	-	(37,019)	8,395,727
Software	2,088,929	36,067	-	(19,296)	2,105,700
Customer loyalty	18,800,691	-	-	(82,532)	18,718,159
Total	42,832,837	722,386	-	(166,026)	43,389,197

3. Accumulated amortization as of September 30, 2020 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Disposals	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,363,962	113,827	-	(5,181)	1,472,608
Other intangible assets
Trademarks and patents	2,057,964	138,441	-	(9,034)	2,187,371
Software	1,401,964	97,227	-	(15,290)	1,483,901
Customer loyalty	2,675,483	179,982	-	(11,745)	2,843,720
Total	7,499,373	529,477	-	(41,250)	7,987,600

4. Gross carrying amount as of September 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4 and breeding program	6,120,336	247,280	-	6,367,616
Ecoseed integrated products	2,627,946	36,783	(449,579)	2,215,150
Crop nutrition
Microbiological products	3,267,200	-	(690,248)	2,576,952
Other intangible assets
Trademarks and patents	9,810,822	-	(1,678,399)	8,132,423
Software	2,149,340	14,247	(364,494)	1,799,093
Customer loyalty	21,873,093	-	(3,741,969)	18,131,124
Total	45,848,737	298,310	(6,924,689)	39,222,358

F-21

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5. Accumulated amortization as of September 30, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,059,083	110,246	(199,810)	969,519
Other intangible assets
Trademarks and patents	1,747,174	134,099	(298,900)	1,582,373
Software	1,154,617	93,966	(197,135)	1,051,448
Customer loyalty	2,271,437	174,338	(388,589)	2,057,186
Total	6,232,311	512,649	(1,084,434)	5,660,526

The amortization charge is included in Notes 6.3 and 6.4.

5.10.	Goodwill

The variations in goodwill that occurred during the period correspond to the result of inflation adjustment and conversion to presentation currency. There were not any indicators of goodwill impairment.

Carrying amount of goodwill as of September 30, 2020 and June 30, 2020 is as follows:

	09/30/2020	06/30/2020
Rizobacter	20,003,565	20,094,633
Semya	5,408,374	5,432,222
	25,411,939	25,526,855

5.11.	Trade and other payables

	09/30/2020	06/30/2020
Current
Trade creditors	36,502,894	37,139,351
Shareholders and other related parties (Note 14)	2,148,865	1,031,710
Trade creditors - Parent company (Note 14)	89,716	2,210,308
Trade creditors - Joint ventures and associates (Note 14)	13,299,242	14,409,853
Taxes	2,121,191	2,163,552
Consideration payment for Semya acquisition (Note 14)	122,950	122,950
Miscellaneous	447,725	212,138
	54,732,583	57,289,862

	09/30/2020	06/30/2020
Non-current
Consideration payment Semya acquisition (Note 14)	452,654	452,654
	452,654	452,654

F-22

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.12.	Borrowings

	09/30/2020	06/30/2020
Current
Bank overdrafts	-	73,362
Bank borrowings	42,145,634	47,646,912
Corporate bonds	16,164,723	12,611,940
Net loans payables-Parents companies and related parties to Parents (Note 14)	3,703,584	3,389,521
	62,013,941	63,721,735
Non-current
Subordinated loan	10,846,794	10,364,045
Bank borrowings	4,852,368	3,497,671
Corporate bonds	32,042,061	18,364,894
Net loans payables-Parents companies and related parties to Parents (Note 14)	9,000,000	9,000,000
	56,741,223	41,226,610

On August 18, 2020, under the framework of law N° 23.576 and complementary obligations for corporate bonds, the Group completed an offering of $17 million under Series IV of its corporate bonds due August 18, 2023 with a nominal annual rate of 0%. The principal will be amortized in one instalment on the maturity date.

The carrying value of some borrowings as of September 30, 2020 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 3), due to the use of unobservable inputs, including own credit risk.

	09/30/2020		06/30/2020
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	42,145,634	41,697,583	47,646,912	43,046,111
Corporate Bonds	16,164,723	15,632,291	12,611,940	11,997,981

Non-current
Bank borrowings	4,852,368	3,335,897	3,497,671	3,072,395
Corporate Bonds	32,042,061	27,097,250	18,364,894	16,135,876

The Group has met the capital and interest installments whose maturity was effective in the three-month period ended September 30, 2020.

5.13.	Employee benefits and social security

	09/30/2020	06/30/2020
Salaries, accrued incentives, vacations and social security	3,874,747	2,960,542
Key management personnel (Note 14)	1,018,027	1,550,050
	4,892,774	4,510,592

Non-current
Key management personnel (Note 14)	-	534,038
	-	534,038

F-23

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.14.	Private warrants

	09/30/2020	06/30/2020
Private warrants	-	1,686,643
	-	1,686,643

As of June 30, 2020, the fair value of private warrants using a share price of $6.06 and risk-free rate of 0.29%, decreased to $1.7 million and the Group recognized a finance gain of $1.2 million.

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the "Exchange Shares") or $0.45 in cash per Warrant, without interest (the "Cash Consideration", and together with the Exchange Shares, the "Exchange Consideration"), at the election of the holder (the "Offer"). The Offer was made upon the terms and subject to the conditions set forth in the Company's Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

The Offer provided for a premium to the closing trading price of the Public warrants on July 24, 2020 equal to (a) 321%, in respect of the Cash Consideration, or (b) 482% in respect of the implied value of the Exchange Shares taking into account the closing trading price of the Ordinary Shares on July 24, 2020. The premium offer price allowed for maximum participation of holders in the Offer.

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 21,938,774 warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and paid an aggregate amount of approximately $115,062 of the Cash Consideration and issued an aggregate of 2,601,954 Exchange Shares in exchange for the warrants tendered.

Following the Offer, the Company redeemed the 2,261,226 warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per warrant. The Company paid an aggregate amount of approximately $915,796 for these warrants.

As a result of the Offer and the redemption of the warrants, the Group recognized a total financial loss of $6.2 million in “Changes in fair value of financial assets or liabilities and other financial results” (Note 6.5) as consequence of the comparison between the fair value as of June 30, 2020 and the total amount paid.

6.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

6.1.	Revenues

	09/30/2020	09/30/2019
Sale of goods and services	41,193,013	35,315,885
Royalties	912,277	913,935
	42,105,290	36,229,820

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 14.

F-24

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.2.	Cost of sales

Item	09/30/2020	09/30/2019
Inventories as of the beginning of the period	29,338,548	27,322,003
Purchases of the period	23,197,990	29,556,840
Production costs	2,922,581	3,205,416
Foreign currency translation	(404,642)	(4,693,684)
Subtotal	55,054,477	55,390,575
Inventories as of the end of the period	(31,941,835)	(35,045,501)
Cost of sales	23,112,642	20,345,074

6.3.	R&D classified by nature

Item	Research and development expenses 09/30/2020	Research and development expenses 09/30/2019
Amortization of intangible assets	252,267	244,345
Import and export expenses	2,533	2,028
Depreciation of property, plant and equipment	32,423	41,396
Employee benefits and social securities	210,327	320,419
Taxes	-	200
Maintenance	4,791	6,337
Energy and fuel	14,019	19,260
Supplies and materials	244,173	154,792
Mobility and travel	4,274	18,112
Professional fees and outsourced services	7,447	5,595
Professional fees related parties	234,837	381,453
Office supplies	493	3,451
Information technology expenses	9,915	-
Insurance	5,653	883
Depreciation of leased assets	654	2,909
Miscellaneous	406	2,559
Total	1,024,212	1,203,739

	09/30/2020	09/30/2019
R&D Capitalized (Note 5.9)	439,934	284,063
R&D profit and loss	1,024,212	1,203,739
Total	1,464,146	1,487,802
% of total revenue	3.48%	4.11%

F-25

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.4.	Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 09/30/2020
Amortization of intangible assets	-	277,210	277,210
Analysis and storage	11,562	9,674	21,236
Commissions and royalties	468,400	155,743	624,143
Import and export expenses	41,244	233,814	275,058
Depreciation of property, plant and equipment	270,785	231,447	502,232
Depreciation of leased assets	64,014	28,499	92,513
Impairment of receivables	-	96,931	96,931
Freight and haulage	162,690	997,397	1,160,087
Employee benefits and social securities	1,198,492	3,366,048	4,564,540
Maintenance	165,489	175,437	340,926
Energy and fuel	80,009	22,326	102,335
Supplies and materials	60,192	77,134	137,326
Mobility and travel	968	162,001	162,969
Publicity and advertising	-	462,658	462,658
Contingencies	4,403	33,386	37,789
Share-based incentives	-	316,703	316,703
Professional fees and outsourced services	173,131	1,748,720	1,921,851
Professional fees related parties	-	2,294	2,294
Office supplies	378	122,357	122,735
Insurance	18,648	225,789	244,437
Information technology expenses	328	247,928	248,256
Obsolescence	192,170	-	192,170
Taxes	9,298	1,081,550	1,090,848
Miscellaneous	380	17,197	17,577
Total	2,922,581	10,092,243	13,014,824

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 09/30/2019
Amortization of intangible assets	-	268,304	268,304
Analysis and storage	4,998	404	5,402
Commissions and royalties	484,687	141,735	626,422
Bank expenses and commissions	-	4,623	4,623
Import and export expenses	47,235	290,014	337,249
Depreciation of property, plant and equipment	296,024	182,986	479,010
Depreciation of leased assets	82,425	37,732	120,157
Impairment of receivables	-	247,027	247,027
Freight and haulage	160,505	713,048	873,553
Employee benefits and social securities	1,267,948	3,128,384	4,396,332
Maintenance	83,000	139,664	222,664
Energy and fuel	113,685	20,397	134,082
Supplies and materials	90,416	79,230	169,646
Mobility and travel	8,652	433,134	441,786
Publicity and advertising	-	336,481	336,481
Share-based incentives	66,475	731,230	797,705
Professional fees and outsourced services	229,187	490,761	719,948
Professional fees related parties	-	22,022	22,022
Office supplies	16,255	83,599	99,854
Insurance	24,027	177,877	201,904
Information Technology expense	-	188,496	188,496
Obsolescence	212,499	-	212,499
Taxes	11,570	914,381	925,951
Miscellaneous	5,828	53,382	59,210
Total	3,205,416	8,684,911	11,890,327

6.5.	Finance results

	09/30/2020	09/30/2019
Financial costs
Interests expenses with the Parents	(313,677)	(775,360)
Interests expenses	(4,490,817)	(3,726,664)
Financial commissions	(471,556)	(251,071)
	(5,276,050)	(4,753,095)
Other financial results
Exchange differences generated by assets	8,480,343	22,298,100
Exchange differences generated by liabilities	(12,055,520)	(33,810,938)
Changes in fair value of financial assets or liabilities and other financial results	(5,459,905)	(2,264,784)
Net gain of inflation effect on monetary items	1,575,670	2,133,670
	(7,459,412)	(11,643,952)

Total net financial results	(12,735,462)	(16,397,047)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.	TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	09/30/2020	09/30/2019
Current tax expense	(2,360,843)	-
Deferred tax	354,977	2,238,853
Total	(2,005,866)	2,238,853

The gross movement on the deferred income tax account is as follows:

	09/30/2020	09/30/2019
Beginning of the period deferred tax	(14,164,930)	(17,358,162)
Charge of the period	354,977	2,238,853
Charge to OCI	(36,067)	(1,248,026)
Conversion difference	30,922	3,616,209
Total net deferred tax	(13,815,098)	(12,751,126)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	09/30/2020	09/30/2019
(Loss) profit before income tax-rate 0%	(11,011,332)	2,191,525
Profit (loss) before income tax-rate 21%	1,791,991	(5,216,568)
Profit (loss) before income tax-rate 30%	4,854,945	(7,191,555)
Income tax (charge) benefit by applying tax rate to loss before tax:	(1,832,802)	3,252,946
Share of profit or loss of subsidies, joint ventures and associates	580,568	(952,163)
Stock options charge	(15,212)	-
Rate change adjustment	10,024	(19,502)
Non-deductible expenses and untaxed gains	(19,729)	(20,922)
Representation expenses	(8,169)	(17,970)
Foreign investment coverage	99,366	334,769
Result of inflation effect on monetary items and other finance results	(819,912)	(338,305)
Income tax	(2,005,866)	2,238,853

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.	EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	09/30/2020	09/30/2019
Numerator
Loss for the period (basic EPS)	(6,971,558)	(7,050,377)
Loss for the period (diluted EPS)	(6,971,558)	(7,050,377)
Denominator
Weighted average number of shares (basic EPS)	36,367,953	36,120,517
Weighted average number of shares (diluted EPS)	36,367,953	36,120,517

Loss per share
Basic and diluted loss attributable to ordinary equity holders of the parent	(0.1917)	(0.1952)

For the periods ended September 30, 2020 and 2019 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be non-dilutive.

For the period ended September 30, 2020 basic and diluted EPS calculations include the 2,601,954 shares issued in exchange for the warrants tendered (Note 5.14) and the repurchase of 104,512 Bioceres shares.

9.	INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

9.1.    Share capital

On August 24, 2020, as consequence of the warrants Offer (see Note 5.13), we issued 2,601,954 shares in exchange for the warrants tendered.

As of September 30, 2020, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 38,722,471 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) $42.5 million principal amount of convertible notes, and (vi) 1,200,000 stock options granted under share option agreements.

See Note 20 in consideration of the shares issued for the acquisition of the rights and assets described therein.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

9.2.    Non-controlling interests

There were no dividends paid to non-controlling interests in the periods ended September 30, 2020 and 2019.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

10.	CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	09/30/2020	09/30/2019
Investment activities
Investment property received	1,858,732	-
Investment in-kind in other related parties (Note 14)	261,619	280,742
Right-of-use leased asset	-	175,563
	2,120,351	456,305

11.	JOINT VENTURES AND ASSOCIATES

	09/30/2020	06/30/2020
Liabilities
Trigall Genetics S.A.	1,663,062	1,548,829
	1,663,062	1,548,829

	09/30/2020	06/30/2020
Assets
Synertech Industrias S.A.	24,885,573	24,619,773
Indrasa Biotecnología S.A.	58,861	33,019
	24,944,434	24,652,792

	09/30/2020	09/30/2019
As of the beginning of the period	23,103,963	23,350,125
Revaluation of property, plant and equipment	14,135	561,721
Foreign currency translation	(76,438)	(4,335,170)
Share of profit or loss	239,712	57,547
As of the end of the period	23,281,372	19,634,223

Share of profit or loss of joint ventures and associates:

	09/30/2020	09/30/2019
Trigall Genetics S.A.	(114,233)	(276,731)
Synertech Industrias S.A.	328,106	325,509
Indrasa Biotecnología S.A.	25,839	8,769
	239,712	57,547

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

12.	SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended September 30, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	7,742,299	21,567,520	11,883,194	41,193,013
Royalties	912,277			912,277
Others
Government grants	604	-	-	604
Initial recognition and changes in the fair value of biological assets	20,421	72,295	156,651	249,367
Total	8,675,601	21,639,815	12,039,845	42,355,261

Cost of sales	(3,320,422)	(13,521,273)	(6,270,947)	(23,112,642)
Gross margin per segment	5,355,179	8,118,542	5,768,898	19,242,619
%	62%	38%	48%	45%

Period ended September 30, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	4,593,675	17,953,168	12,769,042	35,315,885
Royalties	913,935	-	-	913,935
Others
Government grants	21,838	-	-	21,838
Initial recognition and changes in the fair value of biological assets.	-	-	-	-
Total revenues	5,529,448	17,953,168	12,769,042	36,251,658

Cost of sales	(2,624,920)	(10,205,476)	(7,514,678)	(20,345,074)
Gross margin per segment	2,904,528	7,747,692	5,254,364	15,906,584
%	53%	43%	41%	44%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

13.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of September 30, 2020 and June 30, 2020.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	09/30/2020	06/30/2020	09/30/2020	06/30/2020
Cash and cash equivalents	9,853,127	4,813,012	20,135,509	22,346,409
Other financial assets	5,388,584	4,713,161	24,603,198	24,409,375
Trade receivables	70,624,681	73,546,633	-	-
Other receivables (*)	3,831,030	3,349,901	-	-
Total	89,697,422	86,422,707	44,738,707	46,755,784

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	09/30/2020	06/30/2020	09/30/2020	06/30/2020
Trade and other payables	55,185,237	57,742,516	-	-
Borrowings	118,755,164	104,948,345	-	-
Convertible notes	44,388,834	43,029,834	-	-
Lease liability	864,584	1,109,812	-	-
Employee benefits and social security	4,892,774	5,044,630	-	-
Warrants	-	-	-	1,686,643
Total	224,086,593	211,875,137	-	1,686,643

Financial instruments measured at fair value

Measurement at fair value at 09/30/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	20,135,509	-	-
Other investments	16,682,493	-	-
US Treasury bills	7,920,705	-	-

Financial liabilities valued at fair value
Private warrants	-	-	-

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	22,346,409	-	-
Other investments	16,640,965	-	-
US Treasury bills	7,768,410	-	-

Financial liabilities valued at fair value
Private warrants	-	-	1,686,643

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

14.	SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended September 30, 2020 and 2019, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the period ended
Party	Transaction type	09/30/2020	09/30/2019
Joint ventures and associates	Sales and services	1,340,709	1,756,979
Joint ventures and associates	Purchases of goods and services	(4,496,924)	(6,153,969)
Joint ventures and associates	Net loans granted	375,575	95,882
Key management personnel	Salaries, social security benefits and other benefits	(611,295)	(1,132,896)
Key management personnel	Net loans cancelled	(598,508)	-
Key management personnel	Interest gain	8,812	11,084
Shareholders and other related parties	Sales of goods and services	177,017	144,210
Shareholders and other related parties	Purchases of goods and services	(492,235)	(153,693)
Shareholders and other related parties	In-kind contributions	261,619	280,742
Parents companies and related parties to Parents	Interest (lost) gain	(313,677)	316,928
Parent company	Purchases of goods and services	-	(88)
Total		(4,348,907)	(4,834,821)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	09/30/2020	06/30/2020
Parents companies and related parties to Parents	Other receivables	113,591	102,069
Shareholders and other related parties	Trade receivables	335,577	1,090,004
Shareholders and other related parties	Allowance for impairment	(433)	(768)
Other receivables - Other related parties	Other receivables	197,633	83,839
Joint ventures and associates	Trade debtors	134,794	120,992
Joint ventures and associates	Other receivables	1,986,841	1,562,340
Total		2,768,003	2,958,476

		Amounts payable to related parties
Party	Transaction type	09/30/2020	06/30/2020
Parent company	Trade creditors	(89,716)	(2,210,308)
Parents companies and related parties to Parents	Net loans payables	(12,703,584)	(12,389,521)
Parent company	Consideration payment Semya acquisition	(575,604)	(575,604)
Key management personnel	Salaries, social security benefits and other benefits	(1,018,027)	(2,084,088)
Shareholders and other related parties	Trade and other payables	(2,148,865)	(1,031,710)
Joint ventures and associates	Trade creditors	(13,299,242)	(14,409,853)
Total		(29,835,038)	(32,701,084)

15.	KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management, including social security contributions and other benefits, was as follows for the period ended September 30, 2020 and 2019.

	09/30/2020	09/30/2019
Salaries, social security and other benefits	611,295	1,132,896
Share-based incentives	316,703	797,705
Total	927,998	1,930,601

16.	SHARE-BASED PAYMENTS

Incentive payments based on options

a) Share option plan (2019)

The plan granted 1,200,000 stock options with an exercise price of $4.55. They are vested when the beneficiaries have served a period of service since the grant date until each vesting period described below. The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options expire on October 31, 2029.

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Incentive option plan
Weighted average fair value of shares	$5.42
Exercise price	$4.55
Weighted average expected volatility (*)	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	$2.47

(*) Implied volatility of Public warrants

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of the stock options.

The Group estimates that 100% of the stock options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the three-month periods ended September 30, 2020 and 2019.

	09/30/2020		09/30/2019
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	1,200,000	$4.55	-	-
Granted during the period	-	-	-	-
Annulled during the period	-	-	-	-
Exercised during the period	-	-	-	-
Expired during the period	-	-	-	-
Effective at period	1,200,000	$4.55	-	-

The charge of the plan recognized during the period was $0.2 million.

b) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter S.A. The bonus will be granted upon the meeting of certain financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

For the year ended June 30, 2020, all the beneficiaries decided to receive the bonus in ordinary shares.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $315,000, $165,000 and $100,000 to the Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the following year.

The charge in the three-month period ended September 30, 2020 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2020 amounted to $0.1 million. No charges have been accounted for the annual compensation bonus for objectives to be achieved in the year ending June 30, 2021.

As of the date of these financial statements, shares granted in consideration of the Annual Compensation Bonus for the year ended June 30, 2020 have not yet been issued.

17.     LEASES

Right-of-use leased asset	09/30/2020	09/30/2019
Cost
Book value at the beginning of the period	2,369,326	-
Additions for initial application of IFRS 16	-	1,767,149
Additions of the period	13,353	-
Exchange differences	(15,536)	-
Book value at the end of the year	2,367,143	1,767,149

Depreciation
Book value at the beginning of the period	1,254,729	-
Additions for initial application of IFRS 16	-	692,741
Exchange differences	32,145	-
Depreciation of the period	93,167	123,066
Accumulated depreciation at the end of the period	1,380,041	815,807
Total	987,102	951,342

Lease liability	09/30/2020	09/30/2019
Book value at the beginning of the period	1,109,812	-
Additions for initial application of IFRS 16	-	1,767,149
Additions of the period	-	-
Interest expenses, exchange differences and inflation effects	(86,243)	(377,446)
Payments of the period	(158,985)	(123,493)
Total	864,584	1,266,210

Lease Liabilities	09/30/2020	09/30/2019
Non-current	344,678	536,854
Current	519,906	729,356
Total	864,584	1,266,210

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The recognized right-of-use assets relate to the following types of assets:

	09/30/2020	09/30/2019
Machinery and equipment	595,937	384,766
Vehicles	680,629	447,132
Equipment and computer software	419,113	363,173
Land and buildings	671,464	572,078
	2,367,143	1,767,149

The incremental borrowing rate used was 7.84%.

18.     CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In order to guarantee the obligations assumed on the Syndicated loan (incorporated in Bank borrowings in Note 5.11), Rizobacter signed and granted a pledge of a fixed term certificate constituted on September 11, 2017 and extended on September 7, 2020 for $4.4 million, disclosed as “Restricted short-term deposit” in “Other financials assets” (Note 5.2).

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2020.

19.     IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, reaching over 465,000 confirmed cases in 200 countries and territories by late March. COVID-19 has disrupted business activities in Argentina and worldwide. The Argentine government issued and maintained a stay-at-home order from March 20 to November 8, 2020, restricting free circulation of people in public areas and ordering most businesses to close, with certain exemptions. Subsequently, the aforementioned measure was replaced by social, preventive and mandatory distancing, in force from November 9 to December 20, 2020 inclusive, and which may be extended for the time deemed necessary in response to the epidemiological situation.

The eventual scope of COVID-19 outbreak and its impact on the country's and global economy are unknown, with governments being able to adopt stricter prevention measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent COVID-19 will affect the Company's business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

20.     EVENTS OCCURRING AFTER THE REPORTING PERIOD

On October 28, 2020, we held our 2020 Annual Shareholders’ Meeting. Among other, a Share Option Plan and an Employee Stock Purchase Plan.

Share Option Plan: This is a share option plan of up to 100,000 underlying ordinary shares for certain key employees. The options have an exercise price of $5.55 and may be exercised for a period of up to three years from the grant date, with 1/3 vesting every 12 months. The first third of the vesting period is on September 18, 2021. The Board of Directors will determine the number of options and the key employees who will receive the award.

Employee Stock Purchase Plan (ESPP): This is an incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

On November 12, 2020 we acquired from Arcadia Biosciences Inc (“Arcadia”) the remaining ownership interest in Verdeca LLC (“Verdeca”), a joint agreement formed by Bioceres and Arcadia in 2012 to develop second generation biotechnologies for soybean and to globally commercialize the HB4 Soy technology, and in-licensing rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for Latin America.

As part of the transaction, Bioceres has gained full access to and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity traits for this crop, as well as exclusive rights to all Arcadia technologies that are applicable to soybean.

The complementary portfolio of materials being licensed includes wheat varieties that produce flour with 65% less gluten, ten times the dietary fiber content of conventional wheat flours, and oxidative stability, which extends the shelf life of whole flours and food products produced with these flours. In addition, these flours produce breads and other foods that are substantially equivalent in taste and all other aspects to conventional wheat. It should be noted that some of the rights being acquired by Bioceres are subject to clearances by third parties.

In consideration for the acquisition of the above-mentioned rights and assets, Bioceres paid Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares priced at $8 and which are subject to a six-month lock-up period. Bioceres has relied on the exemption from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. One-third of these shares are pledged in favor of Bioceres and will be released to Arcadia when the aforementioned third-party clearances related to the in-licensing of the wheat rights have been granted. Bioceres will also pay Arcadia $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated with the transaction.

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments, and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials.

By the time of these financial statements are authorized for issuance, management is in the process of identifying and valuing the assets acquired. The analysis of the accounting of this transaction has not been completed yet.

Subsequent to September 30, 2020, there have been no situations or circumstances that may require significant adjustments or further disclosure in these Unaudited interim condensed consolidated financial statements that were not mentioned above.